EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the First Quarter of 2018

SHANGHAI, China, April 16, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the first quarter ended March 31, 2018.

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2017	2017	2018
Occupancy rate (as a percentage)
Leased and owned hotels	85.0%	87.2%	85.6%
Manachised hotels	84.6%	86.6%	84.0%
Franchised hotels	65.6%	72.1%	69.8%
Blended	83.9%	86.0%	83.7%
Average daily room rate (in RMB)
Leased and owned hotels	204	251	243
Manachised hotels	174	197	194
Franchised hotels	180	232	228
Blended	182	211	207
RevPAR (in RMB)
Leased and owned hotels	174	219	208
Manachised hotels	147	170	163
Franchised hotels	118	167	159
Blended	152	181	173

Like-for-like performance for leased, manachised and franchised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,		yoy
	2017	2018	change
Total	2,813	2,813
Leased and owned hotels	571	571
Manachised and franchised hotels	2,242	2,242
Occupancy rate (as a percentage)	85.9%	86.2%	0.3%
Average daily room rate (in RMB)	181	192	6.1%
RevPAR (in RMB)	155	165	6.5%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q1 2018	in Q1 2018	in Q1 2018	March 31, 2018	in Q1 2018	March 31, 2018
Leased and owned hotels	7	(5)	2	673	490	85,508
Manachised and franchised hotels	120	(51)	69	3,144	4,794	299,451
Total	127	(56)	71	3,817	5,284	384,959
(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q1 2018, two manachised HanTing hotels were temporarily closed for brand upgrade; one leased HanTing hotel was converted to manachised HanTing hotel.

Number of hotels in pipeline as of March 31, 2018
Leased hotels	38
Manachised and franchised hotels	706
Total(2)	744
(2) Including 132 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 104 hotels under brands of Orange Select and Crystal Orange.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2018	March 31, 2018
Economy hotels	(10)	2,864
HanTing Hotel	1	2,245
Leased hotels	(14)	440
Manachised hotels	15	1,801
Franchised hotels	-	4
Hi Inn	(5)	391
Leased hotels	-	30
Manachised hotels	(6)	315
Franchised hotels	1	46
Elan Hotel	(6)	220
Manachised hotels	(5)	188
Franchised hotels	(1)	32
Orange Hotel	-	8
Leased hotels	-	6
Manachised hotels	-	1
Franchised hotels	-	1
Midscale and upscale hotels	81	953
JI Hotel	33	423
Leased hotels	-	91
Manachised hotels	34	330
Franchised hotels	(1)	2
Starway Hotel	(1)	173
Leased hotels	-	2
Manachised hotels	-	141
Franchised hotels	(1)	30
Joya Hotel	1	7
Leased hotels	1	4
Manachised hotels	(1)	2
Franchised hotels	1	1
Manxin Hotels & Resorts	4	15
Leased hotels	1	3
Manachised hotels	3	9
Franchised hotels	-	3
HanTing Premium Hotel	23	28
Leased hotels	10	11
Manachised hotels	13	17
Ibis Hotel	5	105
Leased and owned hotels	1	17
Manachised hotels	6	44
Franchised hotels	(2)	44
Ibis Styles Hotel	3	16
Manachised hotels	3	13
Franchised hotels	-	3
Mercure Hotel	(1)	19
Leased hotels	-	2
Manachised hotels	(3)	12
Franchised hotels	2	5
Novotel Hotel	-	4
Manachised hotels	-	3
Franchised hotels	-	1
Grand Mercure	1	5
Leased hotels	-	1
Manachised hotels	1	2
Franchised hotels	-	2
Orange Select	11	114
Leased hotels	2	46
Manachised hotels	8	49
Franchised hotels	1	19
Crystal Orange	2	44
Leased hotels	1	20
Manachised hotels	1	16
Franchised hotels	-	8
Total	71	3,817

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change
	2017	2018	2017	2018		2017	2018		2017	2018
Economy hotels	2,406	2,406	141	150	6.4%	160	170	6.1%	88.0%	88.2%	0.2%
Leased and owned hotels	477	477	147	160	8.7%	169	182	7.6%	87.3%	88.1%	0.9%
Manachised and franchised hotels	1,929	1,929	139	147	5.6%	157	166	5.6%	88.3%	88.2%	0.0%
Midscale and upscale hotels	407	407	215	229	6.5%	279	293	5.0%	76.9%	78.0%	1.0%
Leased hotels	94	94	264	281	6.3%	320	335	4.9%	82.6%	83.7%	1.1%
Manachised and franchised hotels	313	313	193	205	6.4%	259	272	5.0%	74.4%	75.4%	1.0%
Total	2,813	2,813	155	165	6.5%	181	192	6.1%	85.9%	86.2%	0.3%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of March 31, 2018, the Company had 3,817 hotels or 384,959 rooms in operation. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2018, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.
For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.
The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com